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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE)[]Form 10-KSB []Form 11-K [X]Form 10-QSB [] Form N-SAR

                    For Period Ended: March 31, 2000
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                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR

                    For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       n/a
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PART I - REGISTRANT INFORMATION

SAF T LOK INCORPORATED
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Full Name of Registrant

n/a
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Former name if Applicable

1101 Northpoint Parkway
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Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33407
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City, State and Zip Code


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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB AND Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         "The Form 10-QSB could not be filed within the prescribed time because the Registrant requires additional time in order to finalize quarterly financial information and complete consolidation of financial statements."

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Franklin W. Brooks               561                   478-5625
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       (Name)                     (Area Code)             (Telephone Number)

 (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the


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         preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X]Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  "The earnings statements of the Company to be included in the Form 10-QSB for the quarter ended March 31, 2000 is expected to reflect a net loss of approximately $1.47 million, as compared to a net loss of approximately $500,00 for the corresponding period in 1999. The change in results of operations was primarily due to expenses associated with the issuance and conversion of debentures, and an increase in compensation and service costs in connection with the issuance of stock and stock options for the quarter ended March 31, 2000."

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                             SAF T LOK INCORPORATED
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SAF T LOK INCORPORATED

Date:  May 15, 2000                     By: /s/ Franklin W. Brooks
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                                           Franklin W. Brooks
                                           President


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